Power & Digital Infrastructure Acquisition II Corp.

321 North Clark Street, Suite 2440

Chicago, Illinois 60654

October 27, 2023

VIA EDGAR

Attention:	Laura Veator
Stephen Krikorian
Austin Pattan
Jan Woo

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Power & Digital Infrastructure Acquisition II Corp.
Registration Statement on Form S-4
Filed August 9, 2023
File No. 333-273821

Ladies and Gentlemen:

This letter sets forth the response of Power & Digital Infrastructure Acquisition II Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 17, 2023, with respect to Amendment No. 1 to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to the Registration Statement on Form S-4

Risk Factors

BofA, one of the underwriters in the XPDB IPO, along with Barclays, was to be compensated...,

1.	Please tell us whether you are aware of any disagreements with BofA regarding the disclosure in your registration statement. Disclose whether BofA provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why BofA was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that BofA has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not aware of any disagreements with BofA regarding the disclosure in the Registration Statement. Further, the Company advises the Staff that XPDB management did not seek out the reasons why BofA was waiving deferred fees as it was generally aware that BofA was no longer interested in working with special purpose acquisition companies. The Company has revised the disclosure on pages 49, 72, 119 and 157 of the Revised Registration Statement accordingly.

Description of the Business Combination, page 55

2.	We note your response to prior comment 7. Please clarify the percentage of Montana’s total Class A and Class B shares outstanding prior to the business combination that are held by shareholders who will continue as directors, officers or employees of the post combination company. Further, please clarify how you considered whether there is an in-substance service period with respect to the Earnout Shares payable to Montana Equityholders. That is, tell us how you considered whether these Equityholders are integral to the achievement of the applicable milestones which you describe as “the completion of construction and operational viability (including all permitting, regulatory approvals and necessary or useful inspections) of new production capacity of Montana’s key components or assemblies based solely on demand from bona fide customer commitments evidenced by binding contracts with a known price or pricing formula that exceeds a level of production capacity that is expected to generate Annualized EBITDA of more than $150,000,000.” Clarify how these targets are achievable absent the continuing employment of these Equityholders.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the proxy statement, the letter to XPDB Stockholders and pages xi, 2, 57, 120, 156, 175 and F-29 of the Revised Registration Statement. The Company advises the Staff that, prior to the Business Combination, 100% of the total outstanding Montana Class A Common Units and 72.7% of the total outstanding Montana Class B Common Units (or an aggregate of approximately 76.6% of the total outstanding Montana Class A Units and Montana Class B Units in the aggregate) are held by unitholders who are expected to continue as directors, officers or employees of the Post-Combination Company. However, as disclosed in the Registration Statement, pursuant to the Merger Agreement, only holders of Montana Options that were outstanding immediately prior to the Effective Time will be required to continue providing services (whether as an employee, director or individual independent contractor) to the Post-Combination Company in order to be eligible to receive Earnout Shares, and, in each case, only with respect to the Earnout Shares allocable to the holder based on such Montana Options. While the Company believes that the continued service of the applicable holders of Montana Class A Common Units and Montana Class B Common Units as directors, officers or employees of the Post-Combination Company is integral to the achievement of the milestones that will determine whether Earnout Shares are payable, the Company does not view the requirement that holders of Montana Options Earnout Shares continue providing services (whether as employees, directors or individual independent contractors) to the Post-Combination Company in order to be eligible to receive Earnout Shares as an in-substance service period, as the Earnout Shares allocable to such holders based on their respective ownership of Montana Options prior to the consummation of the Business Combination will form an immaterial portion of the compensation to such persons in their respective roles. The Company intends to provide competitive compensation, benefits and equity awards (pursuant to the terms of the Incentive Plan) to these individuals following the Business Combination in order to incentivize these individuals to continue to provide services to the Post-Combination Company.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet Note (L), page 62

Note (L), page 62

3.	Please disclose the number of additional shares that would be issued associated with your estimated fair value of the Earnout shares. Please also disclose the additional shares that would be issued associated with the range of possible outcomes that you disclose.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 62 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statements of Operations, page 63

4.	In your response to prior comment 10 you state that the pro forma financial statements do not give effect to the recognition of post-combination compensation cost relating to Earnout Shares payable to the holders of Montana Options since the vesting of such shares is unpredictable at this point in time. Please clarify how your accounting complies with ASC 718-10-25-20 and how you considered the probable outcomes in determining recognition of compensation expense.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the earnout arrangement includes a future contingency component related to the Post-Combination Company’s expected Annualized EBITDA over certain thresholds during a five-year period. The Earnout Shares will be issued to the holders of Montana Options only if such holders continue to provide services through the date on which such Earnout Shares are issued. The achievement of the above conditions is considered a non-market-based performance condition according to ASC 718-10-20, and a non-market-based performance condition should not be included in the determination of the fair value at the grant date. In accordance with ASC 718-10-25-20, accruals of compensation cost for an award with a performance condition will be based on the probable outcome of that performance condition — compensation cost will be accrued if it is probable that the performance condition will be achieved and will not be accrued if it is not probable that the performance condition will be achieved. At this point in time, the Company does not think that it is probable that the non-market-based performance condition will be achieved, and thus the pro forma financial statements do not give effect to the recognition of post-combination compensation cost. It should be noted that under the assumptions used in the valuation to calculate the Earnout Liability, the EBITDA threshold is met approximately 47% of the time which does not meet the probable criteria under ASC 718.

Montana Management’s Discussion and Analysis of Financial Condition and Results of Operations

Growth Strategy and Outlook, page 131

5.	We note your response to our prior comment 15. It appears that a key assumption underlying the $100 million in annualized EBITDA per line is that every unit created will be sold. As such, please revise your disclosure to reflect that the $100 million in annualized EBITDA represents the maximum potential output per line, rather than asserting that it is the approximate dollar amount each line will generate. Alternatively, provide a basis for the belief that each line will generate $100 million in annualized EBITDA.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 132 of the Revised Registration Statement.

The Business Combination

Recommendation of the XPDB Board and Reasons for the Business Combination, page 163

6.	We note your revised disclosure in response to our prior comment 16 states that “XPDB’s management prepared its valuation of Montana, including a sensitivity analysis with various multiples and numbers of production lines, using the potential Annualized EBITDA assuming full construction of manufacturing lines, and did not prepare an analysis of expected revenues or EBITDA on a year-by-year basis.” However, it’s unclear whether the board considered multiple sets of projections other than those referenced in your disclosure. If so, each should be highlighted in your discussion, including the basis for the board’s belief that the selected projections are reasonable, and the dates of each of the financial analyses conducted by XPDB’s management should be disclosed. Please revise or advise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the XPDB Board did not consider any projections other than those referenced in the Company’s disclosure. The Company has revised the disclosure on page 163 of the Revised Registration Statement accordingly.

7.	We note your revised disclosure in response to prior comment 19 states that “the XPDB Board believed the illustrative potential Annualized EBITDA was reasonable because the assumptions in sales price and expected production costs of MOF coated contactors underlying the Annualized EBITDA were consistent with components in existing conventional cooling and dehumidification technologies, and the other key components of the AirJoule are used in mature manufacturing processes with costs that are generally known in the HVAC and water harvesting industries.” Please clarify your disclosures to also describe the assumptions used in determining sales volumes in your calculation of Annualized EBITDA and the assumptions used in determining the fraction of the estimated $455 billion TAM of the HVAC and atmospheric water harvesting sectors that you will capture. Explain how you can account for entry of competitors, technology changes, and cost inflation with limited operating history and why you believe you have a reasonable basis to support your projections. Further, clarify your statement that you “did not prepare an analysis of expected revenues or EBITDA on a year-by-year basis.” Please explain how you can state your valuations are reasonable without such a valuation analysis.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 163 of the Revised Registration Statement. The Company respectfully advises the Staff that the XPDB Board considered cost inflation and potential competitors among other uncertainties and risks related to the Business Combination discussed on page 165 of the Revised Registration Statement.

8.	You disclose that “The XPDB Board believed the combined lower multiple and implied 67% discount appropriately accounted for the risks and time to commercialize and execute on a new technology.” Explain and disclose why you believe these assumptions are reasonable. Explain how you derived these estimates including confirming that they are not solely subjective.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 163 of the Revised Registration Statement.

9.	We note your disclosure on page 21 that CATL has informed you that it intends to exit a portion of its equity investment in Montana and that this exit by CATL may have a material and adverse effect on your efforts to raise capital, which in turn could have a material adverse effect on your business and financial condition. Please clarify if you consider this a significant factor that could affect achievement of the potential annualized EBITDA and revise your disclosure accordingly.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 134 of the Revised Registration Statement.

Certain Relationships and Related Party Transactions of XPDB

Advisory, Consulting, and Service Fees, page 205

10.	We note your response to our prior comment 22. Please revise to disclose whether XMS Capital Partners has provided any of the listed services as of the date of this prospectus.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 103, 110, 118 and 208 of the Revised Registration Statement.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630 or Lance K. Hancock of Kirkland & Ellis LLP at (801) 877-8120 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

POWER & DIGITAL INFRASTRUCTURE ACQUISITION II CORP.

/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Chief Executive Officer

Enclosures

cc:	Debbie P. Yee, P.C., Kirkland & Ellis LLP
Lance K. Hancock, Kirkland & Ellis LLP

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